                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March 2006

 BARAK I.T.C. (1995) - THE INTERNATIONAL TELECOMMUNICATIONS SERVICES CORP. LTD.
            --------------------------------------------------------
                 (Translation of registrant's name into English)

                 15 Hamelacha Street, Rosh Ha'ayin 48091, Israel
            --------------------------------------------------------
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [_]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              BARAK I.T.C. LTD.

                                              By: /s/ Eyal Vardi
                                              --------------------------------
                                              Eyal Vardi
                                              CFO

Date:  March 23, 2006

                       CONDENSED STATEMENTS OF OPERATIONS

                                                              FOR THE YEAR       FOR THE YEAR
                                                             ENDED DECEMBER     ENDED DECEMBER
                                                                31, 2005          31, 2004

                                                                (AUDITED)         (AUDITED)

                                                             REPORTED AMOUNTS  REPORTED AMOUNTS
                                                              -------------     -------------
                                                              (IN MILLIONS)     (IN MILLIONS)
                                                              -------------     -------------

REVENUES                                                         659.4             704.4

EXPENSES                                                         570.8             617.2

OPERATING PROFIT BEFORE FINANCIAL RESTRUCTURING COSTS             88.6              87.2

FINANCIAL RESTRUCTURING COSTS                                     11.8               3.1

OPERATING PROFIT                                                  76.8              84.1

FINANCIAL EXPENSES, NET                                          101.5              55.0

OTHER EXPENSES                                                       -              82.5

NET LOSS FOR THE PERIOD                                          (24.7)            (53.4)

                      CONDENSED STATEMENT OF BALANCE SHEET

                                        DECEMBER 31, 2005           DECEMBER 31, 2004

                                           (AUDITED)                   (AUDITED)

                                        REPORTED AMOUNTS             REPORTED AMOUNTS
                                         -------------                 -------------
                                         (IN MILLIONS)                 (IN MILLIONS)
                                         -------------                 -------------

CASH                                           51.8                        63.7
OTHER CURRENT ASSETS                          147.9                       156.5
OTHER ASSETS, NET                             202.4                       227.3
                                              -----                       -----
TOTAL ASSETS                                  402.1                       447.5

CURRENT LIABILITIES                           361.8                       923.9
LONG TERM LIABILITIES                         442.7                        50.7
SHAREHOLDERS' EQUITY                         (402.4)                     (527.1)
                                             ------                      ------
                                              402.1                       447.5

                        CONDENSED STATEMENT OF CASH FLOWS

                                                   FOR THE YEAR                 FOR THE YEAR
                                                  ENDED DECEMBER               ENDED DECEMBER
                                                     31, 2005                    31, 2004

                                                     (AUDITED)                   (AUDITED)

                                                  REPORTED AMOUNTS            REPORTED AMOUNTS
                                                   -------------               -------------
                                                   (IN MILLIONS)               (IN MILLIONS)
                                                   -------------               -------------

CASH FLOWS FROM OPERATING ACTIVITIES                   73.2                         72.9
CASH FLOWS USED IN INVESTING ACTIVITIES               (44.4)                       (37.7)
CASH FLOWS FROM FINANCING ACTIVITIES                  (40.7)                       (30.4)
BALANCE OF CASH AT BEGINNING OF PERIOD                 63.7                         58.9
                                                      -----                        -----
BALANCE OF CASH AT END OF PERIOD                       51.8                         63.7